RECEIVED

2007 JUN -5 A 6:23

OFFICE OF INTE...
CORPORAT...

07024094

Securities and Exchange Commission
Division of Corporation Finance
Attn: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

22 May 2007

SUPPL

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b).
The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

PROCESSED
JUN 0 7 2007
THOMSON
FINANCIAL

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

Mobistar NV/SA
Kolonel Bourgstraat 149 rue Colonel Bourg | Brussel 1140 Bruxelles
TEL. +32 (2) 745 71 11 | FAX +32 (2) 745 70 00
www.mobistar.be | Fortis 210-0233334-04
BTW-TVA BE 0456.810.810 | RPR-RPM Brussel-Bruxelles

Brussels, 22 May 2007 – Today Mobistar signed an agreement for the take-over of the Luxembourgian mobile telephone operator VOXmobile. In December 2006 the shareholders of VOXmobile authorized a business bank to investigate the strategic options for the company. After the approval of its Board of Directors Mobistar made a binding take-over offer, that was accepted by VOXmobile. Mobistar buys 90 % of the VOXmobile shares for an amount of 80.3 million euros. This amount equals proportional the estimated value of the company minus its debts after capitalisation of the shareholders loans.

VOXmobile is a Luxembourgian telecom operator that supplies mobile and fixed services for telephony and Internet. The company has a licence for GSM 900/1800, UMTS and fix telephony and exploits its own network. In May 2004 commercial activities were started up and in two years VOXmobile succeeded in obtaining a market share of 20 % in the grand duchy. In 2006 VOXmobile realised a turnover of 27.673 million euros and a net result of -5.75 million euros. The group, consisting of VOXmobile and its two branches TOPLINE distribution (that exploits the points of sale) and MOSKITO productions (a communication agency), employs about a hundred people. The shareholders of VOXmobile are BIP Investment Partners S.A. and AUDIOLUX S.A., who each own 37.5 % and BIKO, an investment company owned of amongst others by its founders Jean-Claude Bintz and Pascal Koster, for the remaining quarter.

With this take-over Mobistar is looking for geographic expansion and extra growth. There are already commercial agreements between Mobistar and VOXmobile for offers to big companies in the BeLux. This approach can now be further enhanced and both parties believe in different joint projects.

This entry to Mobistar creates a lot of opportunities for VOXmobile too, such as joint product development, optimising the 2G and 3G networks and economies of scale in network investments and purchase activities.

VOXmobile will continue to exist as a separate entity and will continue to use its own infrastructure and means. The agreement stipulates a continuity of the present management who remains shareholder of 10 % of the capital. The closing date of the transaction is foreseen for 2nd July 2007 at the latest.

***

Mobistar (EURONEXT BRUSSELS: MOBB) is one of the main actors in the world of telecommunications in Belgium, active in mobile telephony, fixed telephony, ADSL and on other markets with a strong growth potential. The company develops innovative products and services for the residential and the business market. Mobistar is listed on the Brussels Stock Exchange and is part of the France Télécom group. On 31 December 2006 Mobistar counted a total of 3,139,224 active customers for mobile telephony and recorded at the end of the fiscal year a turnover of 1,546.8 million euros and a net profit of 299.5 million euros.